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             December 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:          DryShips Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 10, 2011
Form 6-K for the month of November 2011
Filed November 8, 2011
File No. 001-33922

Dear Ms. Cvrkel:

We refer to (i) the annual report on Form 20-F for the fiscal year ended December 31, 2010, filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on May 10, 2011 (the "Annual Report"); and (ii) the Report on Form 6-K furnished to the Commission on November 8, 2011 (the "Form 6-K").

By letter dated December 19, 2011 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report and the Form 6-K.  This letter responds to the Staff's comments.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Form 6-K for the month of November 2011

Unaudited Interim Condensed Consolidated Statements of Operations, page F-3

1.
We note that during the six-month period ended June 30, 2011 you recognized vessel impairment charges of $112,104 due to your decision to sell five of your vessels.  We also note hire rates have decreased during 2011 which is partially attributed to the recognition of lower voyage revenues in the drybulk carrier segment as compared to prior period.  Given the downward trend in your voyage revenues over the recent years and lower market values for drybulk vessels as evidence by impairment charges for the five vessels that will or have been sold during fiscal 2011 please tell us whether an interim impairment analysis for your long-lived assets was performed as of September 30, 2011 pursuant to ASC 360-10-35-21 and how factors noted above were considered when evaluating the recoverability of your drybulk vessels.  Also, discuss the changes, if any, to key assumptions used in your undiscounted cash flow analysis including, but not limited to, hire rate and fleet utilization as compared to your impairment test performed at December 31, 2010.

Securities and Exchange Commission
December 30, 2011

If no interim impairment test was performed, explain to us in detail as to why when it appears your impairment of long-lived asset policy on page 90 of your Form 20-F states that in determining whether events have occurred that would require modification to the carrying values or useful lives of your long-lived assets undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as indicators of potential impairment.

In response to the Staff's comment, the Company respectfully advises the Staff that it did not perform an impairment test at September 30, 2011. The Company, as of December 31, 2010, determined that a number of its vessels had fair values significantly lower than their carrying values as disclosed in the Form 20-F page 76 and, as a result the Company performed an impairment test for all vessels to determine their recoverability. For subsequent interim periods, including the period ended September 30, 2011, the Company evaluates changes in market rates and industry trends to determine whether such changes indicate that a modification is required to the carrying value or useful lives of its long-lived assets. The drybulk shipping market has seen significant fluctuations in recent years.  Despite this fact, the Company does not believe that the changes since December 2010 were of such a magnitude to indicate that a modification is required to the carrying value or useful lives of its long-lived assets as of September 30, 2011.

The Company reconfirms the Staff's comment that page 90 of the Company's Form 20-F states that in determining whether events have occurred that would require modification to the carrying values or useful lives of the Company's long-lived assets, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as indicators of potential impairment. In fact, the Company determined that, as of September 30, 2011, any changes in the assumptions based upon the then-current market rates and trends would not alter the conclusions reached by the Company relating to the impairment of its vessels, given the large excess of undiscounted cash flows per vessel over each vessel's carrying value that was computed during the December 31, 2010 impairment test, as summarized in the following table (Dollar amounts are presented in millions of U.S. Dollars):

Type of vessel	Dwt	Carrying Value as of December 31, 2010	Undiscounted Cash Flows (utilization rate at 98%)	Excess of undiscounted cash flows over carrying value
Total Capesize	1,155,813	$621.5	$1,515.7	$894.2
Total Panamax	2,089,766	$1,180.1	$2,859.0	$1,678.9
Total Supramax	102,402	$116.3	$146.3	$30.0
Grand Total	3,347,981	$1,917.9	$4,521.0	$2,603.1

Securities and Exchange Commission
December 30, 2011

The Company monitors market rates, trends and fluctuations and considered the current market rates and industry trends as of March 31, June 30 and September 30, 2011. Given the significant excess of undiscounted cash flows over carrying values noted above and the Company's sensitivity analyses as of December 31, 2010 applying reduced charter rates ranging between 92.5% to 97.5%, the Company determined that market fluctuations were not so significant as to be considered indicators of impairment at September 30, 2011 that would alter the conclusions reached during the December 31, 2010 impairment tests.

During 2011, the Company decided to sell five of its vessels.  The Company considered this decision to sell the vessels to indicate that their carrying value might not be recoverable and performed impairment tests on those vessels at the time of such change, as required by ASC 360-10-35-21 paragraph f.  As the Staff has noted, those tests resulted in impairments of these five vessels in the total amount of $112.1 million. Such impairment was the result of a reduction of the undiscounted cash flows resulting directly from the reduced period of ownership and expected selling price.  To the extent the Company makes additional changes to its business plans or determines to sell additional vessels, the Company will continue to evaluate whether such changes or sales might indicate that the carrying amount of those vessels might not be recoverable.

2.
Assuming a satisfactory response, significantly expand MD&A in future filings to describe your consideration and analysis, as applicable.  As part of your response and revised disclosure, discuss your key assumptions used in your undiscounted cash flow analysis, including, but not limited to, hire rates and fleet utilization. We may have further comment upon receipt of your response.

The Company acknowledges the Staff's comment and undertakes to expand its disclosure in the MD&A section in future annual reports on Form 20-F and interim reports on Form 6-K.  Set forth below is the Company's proposed disclosure:

Impairment of Long Lived Assets

We review for impairment long-lived assets whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In this respect, we review our assets for impairment on an asset by asset basis. We evaluate the carrying amounts of our vessels to determine if events have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.

Securities and Exchange Commission
December 30, 2011

In developing estimates of future undiscounted cash flows, we make assumptions and estimates concerning the vessels' future performance, specifically with regard to:

•	charter rates;

•	fleet utilization;

•	vessels' operating expenses;

•	vessels' capital expenditures;

•	vessels' residual value; and

•	the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

For the purposes of our interim financial reporting, we continuously monitor industry trends and charter rates and to the extent any market conditions and trends have deteriorated significantly and might indicate the carrying value of the vessels may not be recoverable, we determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days. We estimate the daily time charter equivalent for the unfixed days based on the most recent ten-year historical average for similar vessels and utilizing available market data for time charter and spot market rates and forward freight agreements over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessel maintenance and vessel operating expenses (including planned drydocking and special survey expenditures), assuming an average annual inflation rate of 2%, and fleet utilization of 98%. The salvage value used in the impairment test was estimated to be $120 per light weight ton (LWT) in accordance with our vessels' depreciation policy as of December 31, 2010. Effective January 1, 2011, and following management's reassessment of vessels' salvage value  the value to be used for both calculating depreciation and in future impairment tests will be $250 per LWT. The Company has taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels.

If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

Our analysis and conclusions reached for the year ended December 31, 2010, which also involved sensitivity tests on the time charter rates (which is the input that is the most sensitive to variances), allowing for variances ranging from 92.5% to 97.5%, except as discussed in the foregoing paragraphs, remain current indicating no impairment on any of our vessels that we intend to use up to the end of their useful lives.

Securities and Exchange Commission
December 30, 2011

On July 1, July 15, and August 24, 2011, the Company concluded Memoranda of Agreement for the sale of the vessels Conquistador, Brisbane, Samsara and Toro. The Company performed an impairment review on the Conquistador, Brisbane, Samsara and Toro as of June 30, 2011, to determine whether the change in circumstances indicated that the carrying amount of those assets may not be recoverable. The Company's review indicated that future undiscounted operating cash flows for the vessels Conquistador, Brisbane, Samsara and Toro, including revenues from the existing charter through the expected date of sale and the agreed-upon sale price, were below its carrying amount, and accordingly a vessel impairment charge of $106.2 million was recognized.

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20.2 million. The Company classified the La Jolla as "held for sale" in the June 30, 2011 consolidated balance sheet, as all criteria required for its classification as "Vessel held for sale" were met and an impairment loss of $5.9 million was recognized as a result of the reduction of the vessel's carrying amount to its fair value less cost to sell.

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company's revenue and profitability, and future assessments of vessel impairment.

3.
We note your discussion of revenues where you attribute the decrease to fewer vessels in operation as well as decreased charter rates.  To the extent a change is attributable to more than one factor, please quantify the changes/percentages, associate with each factor in order to enhance an investor's understanding of specific facts/trends that impacted your business.

The Company acknowledges the Staff's comment and undertakes to revise its disclosure in future filings to quantify changes associated with factors that impacted the Company's financial results in response to the Staff's comment.  Set forth below is proposed revised disclosure concerning revenue (marked to show changes made to the Form 6-K disclosure):

Drybulk Carrier segment

Voyage revenues decreased by $65.6 million, or 19.1%, to $278.7 million for the nine-month period ended September 30, 2011, as compared to $344.3 million for the nine-month period ended September 30, 2010. A decrease of $24.6 million, or 7.1% is attributable to fewer vessels being operated by approximately 1.6 vessels on average with total voyage days decreasing by 540 from 10,032 to 9,492, as compared to the nine months ended September 30, 2010, while the remaining decrease of $41.0 million or 12% is attributable to lower hire rates during the nine months ended September 30, 2011, as compared to the relevant period in 2010.

Securities and Exchange Commission
December 30, 2011

Form 20-F for the year ended December 31, 2010

Note 4.  Transactions with Related Parties, page F-27

4.
Please revise to indicate the percentage ownership interest that your Chief Executive Officer and Chairman has and disclose his ability to exert control over the Company's operations.  Refer to the requirements of ASC 850-10-50-1.

The Company acknowledges the Staff's comment and has reviewed the requirements of ASC 850-10-50-1.  The Company has comprehensively disclosed both in Note 4 and in the body of the Form 20-F its transactions with related parties, including Mr. Economou and those affiliated with him. The Company accepts that the parties whose transactions with the Company are listed in Note 4 are related parties.  The Company respectfully submits that no additional disclosure as to why a party has been classified as related is required by ASC 850-10-50-1 to be included in the footnotes to the financial statements.  In addition, the Company respectfully points out that the information requested by the Staff for inclusion in Note 4 with respect to the share ownership by the Company's Chairman and Chief Executive Officer is disclosed under the heading "Major Shareholders" in Item 7A of the Form 20-F.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours, SEWARD & KISSEL LLP
By:	Gary J. Wolfe
Gary J. Wolfe

cc:           Mr. Ziad Nakhleh
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
December 30, 2011

DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:           DryShips Inc.

December 30, 2011

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, DRYSHIPS INC.
By:	/s/ Ziad Nakhleh
Name:	Ziad Nakhleh
Title:	Chief Financial Officer